July 26, 2011

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC, 20549

RE:

Renaissance Learning, Inc. (File No.0-22187)

Dear Ms. Collins:

The following pages of this letter respond to the comments contained in the Staff’s letter to Glenn James, CEO of Renaissance Learning, Inc. dated July 21, 2011 (the “Comment Letter”).

We have reviewed the Comment Letter and appreciate the clarifications you provided during our telephone conference on July 22nd. Our responses to your queries are included in the attached document.

In connection with the responses contained in this letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Mary T. Minch

Mary T. Minch, Chief Financial Officer

Renaissance Learning, Inc.

PO Box 8036

Wisconsin Rapids, WI 54495-8036

Phone: 715-424-3636 Fax: 715-424-0535

Email: mtminch@renlearn.com

Cc: Robert Benton

Renaissance Learning, Inc.

Note 3. Significant Accounting Policies

(c) Revenue Recognition, page 39

1. We note from your response to prior comment 4 and your revised proposed disclosures regarding your accounting for multiple-element arrangements.  Please clarify how you considered the guidance in ASU 2009-13 and 2009-14 when drafting these disclosures. In this regard, you indicate that if the company cannot determine the fair value of any undelivered element included in a multiple element arrangement, you defer revenue until all elements are delivered, or until fair value can be objectively determined for the remaining delivered elements. Pursuant to the guidance in ASU 2009-13, provided each element meets the separation criteria, the company would be required to determine fair value for the non-software deliverable using VSOE, TPE or estimated selling price. Please explain how you consider such guidance in your accounting for your multiple-element arrangements and revise your disclosures accordingly. Please provide the proposed disclosures that you will include in your future filings.

RESPONSE: As we currently have VSOE for all separate elements in our software and non-software arrangements, the impact of adopting ASU 2009-13 and ASU 2009-14 was not significant to our financial statements. To improve the clarity of this disclosure in future filings, we propose to use the following language in our revenue recognition footnote, beginning with our Form 10-Q for the quarter ended June 30, 2011. New or deleted language from our prior response is shown in black-line; moved language is not black-lined:

Revenue recognition

Much of our revenue is derived from multiple-element arrangements that contain a bundle of software and related services, and in some cases, hardware, books or other items. Generally, with regard to our multiple element arrangements, we can separate all of the ~~significant~~ deliverables, substantiate their fair value and treat them as separate units of accounting.

Revenue from arrangements that include multiple elements such as hardware, software and services is allocated between software and related elements as a group; and between non-software elements as a group; using the relative selling price of each group.  As described in more detail below, ~~We~~ we then apply the software specific guidance to the group of software deliverables and apply the other appropriate guidance to the ~~other~~group of non-software deliverables.  ~~The value of each group is separately allocated to that group’s elements based on the relative fair value of each element.~~

~~We account for multiple element agreements that only consist of s~~Software and software-related services are accounted for in accordance with industry specific accounting guidance for software and software related services. Fair value for software elements is determined by vendor specific objective evidence (“VSOE”) which is based on the price we charge for that element when we sell it separately. If we cannot determine the VSOE of any undelivered software element included in a multiple-element arrangement, we defer revenue until all elements are delivered, or until VSOE can be determined for any remaining undelivered elements. Each element’s allocated revenue is recognized when the revenue recognition criteria for that element has been met.

~~If a multiple-element arrangement includes d~~Deliverables that do not fall under the industry specific software accounting guidance are accounted for in~~, we apply the~~ accordance with the relevant revenue accounting guidance. ~~to determine if those deliverables constitute~~

Renaissance Learning, Inc.

~~separate units of accounting from the software deliverables.~~  Fair value for ~~all~~ non-software elements is generally determined by VSOE ~~vendor specific objective evidence (“VSOE”) which is based on the price we charge for that element when we sell it separately~~. If we cannot determine the VSOE of any non-software element, we use third-party evidence, or our best estimate of selling price to determine fair value. ~~fair value of any undelivered element included in a multiple-element arrangement, we defer revenue until all elements are delivered, or until fair value can be objectively determined for any remaining undelivered elements.~~ Each element’s allocated revenue is recognized when the revenue recognition criteria for that element has been met.

Revenue and cost of revenue from bundled arrangements are allocated between product and services in our consolidated statement of operations. Revenue is allocated as described above. Costs of revenues presented in our consolidated financial statements represent the actual costs of delivering the respective products and services.

Product revenue is derived primarily from the sale of educational software and hardware. Subscription-based software sales are recognized as revenue on a straight-line basis over the subscription period, generally twelve months.  Revenue from sales of hardware is generally recognized when the product is shipped to the customer.

Service revenue is derived primarily from: (i) product support services, (ii) professional development and product training seminars and conferences, (iii) application hosting, (iv) technical services, (v) consulting, and (vi) other remote services.  Revenue from professional development and product training seminars and conferences is recognized when the seminar or conference is held.  Revenue from other product support services and application hosting is initially recorded as deferred revenue and then recognized as revenue on a straight-line basis over the term of the agreement, typically 12 months.  Revenue from software-related technical services, such as installation and data conversion is recognized when the service is completed, which is generally at the start of a new subscription. Consulting and other remote services revenue is recognized as the services are performed or on a straight-line basis over the contractual period.

Revenues are recorded net of allowances for estimated returns and concessions... Deferred revenue includes (i) amounts invoiced for products not yet delivered and services not yet performed, and (ii) that portion of support agreements and subscription-based product sales that has not yet been recognized as revenue.

2. We note your response to prior comment 5 where you indicate that beginning in fiscal 2011 up-front fees received for installation and data conversion for your software-as-a-service arrangements are recognized over the longer of the contractual life or the expected life of the customer relationship. The current policy disclosures provided in response to prior comment 4 appear to only address your accounting for up-front fees for your hosted software arrangements. Please revise your disclosures to also address your accounting for the software-as-a-service arrangements and provide the proposed disclosures that you will include in future filings.

RESPONSE: As the impact of our new software-as-a-service arrangements is not yet material to our financial statements, we will continually evaluate their impact and include additional disclosures in the relevant future filings.  We anticipate that additional disclosures will be necessary in our Form 10-K for 2011.